Exhibit 99.1

Consolidated financial statements of

Western Wind Energy Corp.

March 31, 2010
(Unaudited)

Western Wind Energy Corp.
March 31, 2010

Table of contents

Interim consolidated balance sheets	1

Interim consolidated statements of operations	2

Interim consolidated statements of cash flows	3

Interim consolidated statements of shareholders’ equity and comprehensive income (loss)	4

Notes to the interim consolidated financial statements	5-17

Western Wind Energy Corp.
Interim consolidated balance sheets
As at March 31, 2010
(Expressed in Canadian dollars)
(Unaudited)

	March 31,	December 31,
	2010	2009
	$	$
Assets
Current assets
Cash	574,830	1,882,152
Accounts receivable (net of allowance for doubtful accounts)	448,380	253,853
Refundable tax credits	20,357	89,479
Income taxes refundable	190,185	195,897
Prepaid expenses and deposits	659,353	489,034
	1,893,105	2,910,415

Restricted cash	2,543,554	106,114
Construction in progress (Note 3)	4,301,438	2,788,617
Deposits	358,680	446,288
Property and equipment (Note 4)	19,481,652	18,856,144
Goodwill and other intangible assets (Note 5)	3,970,784	4,094,502
	32,549,213	29,202,080

Liabilities
Current liabilities
Accounts payable and accrued liabilities
Continuing	1,233,000	636,169
Discontinued	264,131	272,063
Accrued interest liabilities	5,708	5,879
Loans and interest payable, current portion (Note 6)	2,065,321	144,490
	3,568,160	1,058,601

Loans payable (Note 6)	159,422	184,606
Asset retirement obligation	75,099	75,575
Future income tax liability	2,824,040	3,040,136
	6,626,721	4,358,918

Shareholders' equity
Share capital (Note 8)
Common shares
Authorized
Unlimited shares without par value
Issued and outstanding
49,248,781 (2009 - 47,542,397)	49,689,652	47,319,717
Contributed surplus	7,106,930	6,714,588
Warrants (Note 9)	5,612,577	5,888,719
	62,409,159	59,923,024

Accululated deficit	(35,136,086)	(34,032,404)
Accumulated other comprehensive (loss) income	(1,350,581)	(1,047,458)
	(36,486,667)	(35,079,862)
	25,922,492	24,843,162
	32,549,213	29,202,080

Nature of business and continued operations (Note 1)
Commitments (Note 11)
Contingencies (Note 12)

Approved by the Directors

(Signed) Jeff Ciachurski	(Signed) John Wardlow
Jeff Ciachurski, Director	John Wardlow, Director

See accompanying notes to the consolidated financial statements.	Page 1

Western Wind Energy Corp.
Interim consolidated statements of operations
Three months ended March 31,
(Expressed in Canadian dollars)
(Unaudited)

	2010	2009
	$	$

Revenue
Energy sales	511,424	673,464

Expenses
Amortization	242,434	714,338
Asset retirement obligation accretion	1,772	20,107
Cost of sales (i)	383,390	471,960
General and administration (i)	666,761	754,165
Foreign exchange loss	9,232	44,166
Interest and accretion on long-term debt	1,376	17,523
Project development (i)	462,758	550,330
	1,767,723	2,572,589

Loss before the following	(1,256,299)	(1,899,125)
Interest income	448	2,718
Gain on sale of assets	23,344	-

Loss from continuing operations before income taxes	(1,232,507)	(1,896,407)
Future Income tax recovery	128,825	211,852

Loss from continuing operations after tax	(1,103,682)	(1,684,555)
Income from discontinued operations	-	-
Net loss	(1,103,682)	(1,684,555)

Loss per share as reported - basic and diluted
Continuing operations	(0.02)	(0.05)
Discontinued operations	-	-
Net loss	(0.02)	(0.05)

Weighted average number of common shares outstanding - basic and diluted	48,363,733	36,703,251

(i)	Included in cost of sales, general and administration and project development costs are amounts related to stock-based compensation totalling $204,418 (year ended March 31, 2009 - $405,747) (Note 8(d))

See accompanying notes to the consolidated financial statements.	Page 2

Western Wind Energy Corp.
Interim consolidated statements of cash flows
Three months ended March 31,
(Expressed in Canadian dollars)
(Unaudited)

	2010	2009
	$	$

Operating activities
Net loss from continuing operations after tax	(1,103,682)	(1,684,555)
Items not involving cash
Amortization	242,434	714,338
Asset retirement obligation accretion	1,772	20,107
Future income taxes recoverable	(128,825)	(211,852)
Stock-based compensation expense	204,418	405,747
Unrealized foreign exchange (gain) loss	(9,946)	43,503
Gain on sale of assets	(23,344)	-
	(817,173)	(712,712)
Change in non-cash working capital
Accounts payable and accrued liabilities	(136,202)	(290,041)
Accounts receivable	(209,063)	(91,615)
Accrued interest liabilities	-	(50,507)
Income taxes refundable	-	227,115
Prepaid expenses	(188,510)	(87,366)
Refundable tax credits	69,122	(21,640)
	(1,281,826)	(1,026,766)

Investing activities
Construction in progress, net	(558,558)	(356,832)
Property and equipment deposits	(101,560)	-
Purchase of property and equipment	(893,224)	-
Restricted cash (i)	(2,437,440)	109,106
	(3,990,782)	(247,726)

Financing activities
Shares and warrants issued for cash	1,332,600	-
Share subscriptions received	338,250	-
Loans payable	2,294,436	(39,516)
	3,965,286	(39,516)

Net cash outflow	(1,307,322)	(1,314,008)
Cash position, beginning of period	1,882,152	1,817,371
Cash position, end of period	574,830	503,363

Supplemental cash flow information
Interest paid in cash	3,698	54,943
Interest income received	-	3,057
Income tax received	-	227,115

Non-cash financing activities - See statement of shareholders' equity

(i)	- The Company has placed US$2,400,000 to secure a letter of credit to Southern California Edison as required by the power purchase agreement

See accompanying notes to the consolidated financial statements.	Page 3

Western Wind Energy Corp.
Interim consolidated statements of shareholders' equity and comprehensive income (loss)
As at March 31, 2010
(Expressed in Canadian dollars)
(Unaudited)

							Accumulated
							other	Total
		Common shares	Contributed		Warrants		comprehensive	shareholders'
	Number	Amount	surplus	Number	Amount	Deficit	income (loss)	equity
		$	$		$	$	$	$

Balance at December 31, 2008	36,703,251	40,604,309	4,837,341	5,087,529	5,297,817	(29,009,242)	712,268	22,442,493
Net loss for the period	-	-	-	-	-	(5,023,162)	-	(5,023,162)
Currency translation adjustment of self-sustaining subsidiary	-	-	-	-	-	-	(1,759,726)	(1,759,726)
Comprehensive loss								(6,782,888)

Cash transactions
Recovery of issuance costs		98,260						98,260
Private placement of 7,015,700 shares at $0.65 per unit, net of issuance costs of $731,701 and broker warrants	7,015,700	2,802,576	-	3,507,850	1,025,928	-	-	3,828,504
Broker warrants issued (a)	-	-	-	491,099	247,150	-	-	247,150
Private placement of units	699,955	351,919	-	349,975	103,051	-	-	454,970
Exercise of warrants at $1.00 per share	1,443,000	1,865,028		(1,443,000)	(422,029)			1,442,999
Exercise of warrants at $1.05 per share	38,890	53,747		(38,890)	(12,910)			40,837
Exercise of warrants at $1.20 per share	120,000	189,653		(120,000)	(45,653)			144,000
	9,317,545	5,361,183	-	2,747,034	895,537	(5,023,162)	-	6,256,720
Non-cash transactions
Issuance of shares and warrants for purchase of land	1,521,601	1,354,225	-	760,801	346,017	-	-	1,700,242
Expiry of warrants	-	-	650,652	(1,328,632)	(650,652)	-	-	-
Stock-based compensation	-	-	1,226,595	-	-	-	-	1,226,595
Balance at December 31, 2009	47,542,397	47,319,717	6,714,588	7,266,732	5,888,719	(34,032,404)	(1,047,458)	24,843,162
Net loss for the period	-	-	-	-	-	(1,103,682)	-	(1,103,682)
Currency translation adjustment of self-sustaining subsidiary	-	-	-	-	-	-	(303,123)	(303,123)
Comprehensive loss								(1,406,805)

Cash transactions
Share subscriptions received			338,250					338,250
Exercise of warrants at $0.65 per share	200,000	201,405		(200,000)	(71,405)			130,000
Exercise of warrants at $1.00 per share	1,028,850	1,329,754		(1,028,850)	(300,904)			1,028,850
Exercise of options at $1.23 per share	25,000	51,750	(21,000)					30,750
Exercise of options at $1.43 per share	100,000	272,326	(129,326)					143,000
	1,353,850	1,855,235	187,924	(1,228,850)	(372,309)	-	-	1,670,850
Non-cash transactions
Bonus shares issued for financing	352,534	514,700						514,700
Warrants issued				198,980	96,167			96,167
Stock-based compensation			204,418					204,418
Balance at March 31, 2010	49,248,781	49,689,652	7,106,930	6,236,862	5,612,577	(35,136,086)	(1,350,581)	25,922,492

(a)	Each broker's warrant may be exercised by the holder to acquire one agent's unit at a price of $0.65 per agent's unit until May 5, 2011. An agent's unit comprises one common share and one-half of one warrant (Note 9).

See accompanying notes to the consolidated financial statements.	Page 4

Western Wind Energy Corp.
Notes to the interim consolidated financial statements
March 31, 2010
(Expressed in Canadian dollars)
(Unaudited)

1.	Nature of business and continued operations

The accompanying unaudited interim consolidated financial statements of Western Wind Energy Corp. (the “Company”) have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and includes the assets, liabilities and operations of the Company and its wholly-owned subsidiaries. These interim consolidated financial statements do not contain all the information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the annual consolidated financial statements of the Company as at and for the year ended December 31, 2009. These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements, except as noted in Note 2.

In the opinion of management, the adjustments considered necessary for fair presentation, all of which are of a normal and recurring nature have been included in these unaudited interim consolidated financial statements. All intercompany accounts and transactions have been eliminated. The results of operations for the three months ended March 31, 2010 are not necessarily indicative of the results that may be expected for the year ending December 31, 2010 or for other future operating periods. All information is stated in Canadian dollars unless otherwise stated.

These interim consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. In recent years, income and cash flows from income-producing activities have been insufficient to offset cash used for project development expenses. The Company has been successful in attracting additional capital to continue development and to maintain liquidity. As the Company proceeds to develop its further business opportunities, cash provided by operations will need to be augmented by additional sources of capital.

If the going concern basis was not appropriate for these interim consolidated financial statements, then significant adjustments would be necessary to the carrying value of assets and liabilities, the reported statement of operations and the balance sheet classification.

2.	Significant accounting policies

(a)	New accounting pronouncements

(i)	Business combination

CICA Handbook Section 1582, Business Combinations, which replaces Section 1581, Business Combinations, improves the relevance, reliability and comparability of the information that a reporting entity provides in its financial statements about a business combination and its effects. This section outlines a variety of changes, including, but not limited to, the following: an expanded definition of a business, a requirement to measure all business combinations and non-controlling interests at fair value, and a requirement to recognize future income tax assets and liabilities and to recognize acquisition and related costs as expenses of the period. The section applies to annual and interim financial statements for fiscal years beginning on or after January 1, 2011, with early adoption permitted. The Company has not yet reviewed the impact adopting this section will have on its interim consolidated financial statements.

Western Wind Energy Corp.
Notes to the interim consolidated financial statements
March 31, 2010
(Expressed in Canadian dollars)
(Unaudited)

2.	Significant accounting policies (continued)

(a)	New accounting pronouncements (continued)

(ii)	Consolidated financial statements and non-controlling interests

CICA Handbook Section 1601, Consolidated Financial Statements, in combination with Section 1602, Non-Controlling Interests, will replace Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements and specifically addresses consolidation accounting following a business combination that involves the purchase of an equity interest in one company by another. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The sections apply to annual and interim financial statements for fiscal years beginning on or after January 1, 2011, with early adoption permitted. The Company has not yet reviewed the impact adopting this section will have on its interim consolidated financial statements.

(iii)	Convergence with International Financial Reporting Standards

In January 2006, the CICA adopted a strategic plan for the direction of accounting standards in Canada. Accounting standards for public companies in Canada will converge with the International Financial Reporting Standards (“IFRS”) by 2011 and we will be required to report according to IFRS standards for the year ended December 31, 2011. We are currently assessing the impact of the convergence of Canadian GAAP with IFRS on our results of operations, financial position and disclosures.

3.	Construction in progress

	Windstar	Mesa Wind	Kingman
	120 MW	50 MW	11 MW	Total
	$	$	$	$

January 1, 2010	2,383,277	313,275	92,065	2,788,617
Additions	1,319,709	134,372	71,190	1,525,271
Foreign exchange	-	(12,450)	-	(12,450)
March 31, 2010	3,702,986	435,197	163,255	4,301,438

	Windstar	Mesa Wind	Kingman
	120 MW	50 MW	11 MW	Total
	$	$	$	$

January 1, 2009	959,781	143,612	-	1,103,393
Additions	1,423,496	207,894	92,065	1,723,455
Foreign exchange	-	(38,231)	-	(38,231)
December 31, 2009	2,383,277	313,275	92,065	2,788,617

Included in construction in progress for Windstar is $54,468 in interest costs.

Western Wind Energy Corp.
Notes to the interim consolidated financial statements
March 31, 2010
(Expressed in Canadian dollars)
(Unaudited)

4.	Property and equipment

			March 31, 2010
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Land	10,671,888	-	10,671,888
Wind turbines and towers	12,776,468	(5,486,827)	7,289,641
Other generating facilities	2,442,823	(1,342,577)	1,100,246
Meteorological towers	348,043	(216,141)	131,902
Furniture and equipment	162,941	(89,342)	73,599
Assets under capital leases	412,474	(198,098)	214,376
	26,814,637	(7,332,985)	19,481,652

		December 31, 2009
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Land	9,565,862	-	9,565,862
Wind turbines and towers	13,146,737	(5,457,575)	7,689,162
Other generating facilities	2,516,185	(1,372,576)	1,143,609
Meteorological towers	348,043	(206,185)	141,858
Furniture and equipment	162,941	(82,287)	80,654
Assets under capital leases	412,474	(177,475)	234,999
	26,152,242	(7,296,098)	18,856,144

The unrealized foreign exchange translation loss in property and equipment for the three months ended March 31, 2010 was $243,031 (March 31, 2009 - $375,693). Total amortization for the three months ended March 31, 2010 was $237,488 (March 31, 2009 - $693,003)

5.	Goodwill and other intangible assets

			March 31, 2010
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Goodwill	3,752,639	-	3,752,639
Power purchase contracts	65,091	(47,964)	17,127
Land right-of-way	374,582	(173,564)	201,018
	4,192,312	(221,528)	3,970,784

Western Wind Energy Corp.
Notes to the interim consolidated financial statements
March 31, 2010
(Expressed in Canadian dollars)
(Unaudited)

5.	Goodwill and other intangible assets (continued)

		December 31, 2009
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Goodwill	3,865,336	-	3,865,336
Power purchase contracts	66,006	(45,777)	20,229
Land right-of-way	385,831	(176,894)	208,937
	4,317,173	(222,671)	4,094,502

The foreign exchange translation loss on goodwill and other intangible assets for the three months ended March 31, 2010 was $118,569 (March 31, 2009 - $143,852). Total amortization for the three months ended March 31, 2010 was $4,946 (March 31, 2009 - $21,315)

6.	Loans and interest payable

	March 31,	December 31,
	2010	2009
	$	$

Windstar mortgages (a)	130,800	163,706
Crane financing contract (b)	149,132	165,390
Bridge financing (c)	1,944,811	-
	2,224,743	329,096
Less: Current portion	2,065,321	144,490
	159,422	184,606

(a)	Windstar mortgages

The Company entered into mortgages to finance the purchase of land in Tehachapi, California and the balance at March 31, 2010 is $130,800 (US$128,791) (2009 - $163,706 (US$156,491)). One of remaining mortgages is repayable in blended monthly payments and bears interest at 6.5% and has a remaining term of four years. The other remaining mortgage is repayable in a single balloon payment and bears interest at 6.5%. The mortgages are secured by first charges on the land.

(b)	Crane financing contract

The Wells Fargo Equipment Finance contract balance of US$149,132 at March 31, 2010 is secured by the equipment purchased and is repayable in 60 blended monthly payments of $4,638 commencing on March 20, 2008 with interest at a rate of 6.82% per annum.

(c)	Bridge Financing

On January 15, 2010, the Company entered into two corporate loan agreements with two institutional investors for a total of $2,539,000 (US$2,500,000). The loans bear interest at 10% per annum, compounded monthly. The loans are due on January 15, 2011. The loans are secured by the Company’s property. Interest of $53,468 has been accrued to March 31, 2010 and is included in the amount reported as bridge financing payable. $814,722 in finance fees directly related to the bridge financing has been netted against the loan and will be amortized over the life of the loan. As at March 31, 2010 $167,409 of the finance fees has been amortized and capitalized under construction in progress.

Western Wind Energy Corp.
Notes to the interim consolidated financial statements
March 31, 2010
(Expressed in Canadian dollars)
(Unaudited)

6.	Loans payable (continued)

(d)	Loan payable

Principal payments due in the next five years are as follows:
$

2010	120,510
2011	2,007,199
2012	66,732
2013	23,063
2014	7,239
2,224,743

7.	Income taxes

	Three months ended March 31
	2010	2009
	$	$
Income tax recovery
Current	-	-
Future	(128,825)	(211,852)
	(128,825)	(211,852)

8.	Share capital

(a)

750,000 shares were originally held in escrow, the release of which is subject to the direction of the regulatory authorities having jurisdiction. The escrow period for these shares is complete and the officers and directors entitled to the shares no longer have any continuing service requirements in order to obtain those shares. During 2008, 75,002 shares were released and then a further 37,501 shares were released on both June 4, 2009 and December 4, 2009, leaving a balance of 599,996 shares held in escrow. The escrow shares are released over a six year basis and will be fully released by December 2013. 5% of the total original escrow shares have been released every six months for the first two years from December 2007. The remainder will be released equally over the following four years every six months. The release of the escrow shares is subject to the approval of the TSX Venture Exchange.

(b)	On January 15, 2010, the Company issued 352,534 in shares as bonus shares at a price of $1.46 per share in connection with the corporate loans received in the period totaling US$2.5 million.

(c)

The Company has a stock option plan (the “Plan”) and has allotted and reserved up to an aggregate of 9,188,101 common shares representing 20% of the issued and outstanding shares as at the June 22, 2009 annual general meeting.

Each option entitles the holder to acquire one common share at its exercise price. Options vest 18 months from the date of grant and expire ten years from the date of grant.

Western Wind Energy Corp.
Notes to the interim consolidated financial statements
March 31, 2010
(Expressed in Canadian dollars)
(Unaudited)

8.	Share capital (continued)

(d)

During the period ended March 31, 2010, a director exercised 100,000 options at a price of $1.43. Another 300,000 options were exercised at a price of $1.23 with 25,000 shares being issued in March 2010 and the remaining 275,000 shares being issued in April 2010.

During the period ended March 31, 2010 the Company granted 300,000 options to a director and officer to acquire shares at $1.53 per share.

The Company recorded $204,418 of stock-based compensation expense during the three months ended March 31, 2010 (three months ended March 31, 2009 - $405,747).

During the year ended December 31, 2009, an employee and a consultant were terminated and the weighted average exercise rights for 274,074 stock options at $1.33 per share were forfeited. 550,000 options with a weighted average exercise price of $1.42 per share expired.

In 2009 the Company granted 100,000 options to a consultant to acquire shares at $1.11 per share.

A summary of stock option information as at March 31, 2010 is as follows:

	Shares	exercise price
		$

Options outstanding at December 31, 2008	5,124,074	1.37
Granted	100,000	1.11
Forfeited	(274,074)	1.33
Expired	(550,000)	1.42
Options outstanding at December 31, 2009	4,400,000	1.36
Granted	300,000	1.53
Exercised	(125,000)	1.39
Options outstanding at March 31, 2010	4,575,000	1.37

		Stock options outstanding		Options exercisable
Weighted
average
		Weighted	remaining		Weighted
	Number of	average	contractual	Number of	average
Range of	stock options	exercise	life	options	exercise
exercise prices	outstanding	price	(years)	outstanding	price
$		$			$

1.11 - 1.32	1,325,000	1.26	2.57	1,275,000	1.26
1.33 - 1.54	3,250,000	1.41	3.48	2,903,500	1.40

Western Wind Energy Corp.
Notes to the interim consolidated financial statements
March 31, 2010
(Expressed in Canadian dollars)
(Unaudited)

9.	Warrants

Share purchase warrants outstanding as at March 31, 2010:

Number of		Amount	Exercise
warrants (i)		($)	price	Expiry date
			$
98,980	(ii)	96,167	1.82	January 15, 2013
760,801	(iv)	346,017	1.00	June 5, 2011
349,975	(iv)	103,051	1.00	May 12, 2011
100,000	(iv)	29,200	1.00	May 11, 1011
1,036,000	(iii), (iv)	302,997	1.00	May 5, 2011
291,099	(iii), (iv)	146,545	0.65	May 5, 2011
3,157,900	(v)	3,719,733	3.70	June 20, 2010
442,107	(v)	868,867	2.85	June 20, 2010
6,236,862		5,612,577

(i)	Each share purchase warrant entitles the holder to acquire one common share of the Company on the payment of the exercise price as indicated.

Warrants granted are exercisable at the holder’s option. There are no conditions whereby the Company would have to settle the warrants in cash.

(ii)

On January 15, 2010, the Company entered into two corporate loan agreements. A finder’s fee was payable to PI Financial Corp., who acted as an advisor on the loan, in the amount of 7% cash and 7% warrants. The warrants have a term of two years and an exercise price of C$1.82.

(iii)	For the period ending March 31, 2010 a total of 200,000 Broker warrants were exercised at $0.65 and one half of one share purchase warrant was issued for each broker unit exercised.

The recorded value of the broker warrants previously reflected the value of the one half of one share warrant.

For the period ending March 31, 2010 a total of 1,028,850 warrants were exercised at $1.00

(iv)

On May 5, 2009, the Company closed a brokered private placement of 7,015,700 Units (the “Units”) at a price of $0.65 per Unit for gross proceeds of $4,560,205. Each Unit was comprised of one common share of the Company and one half of one share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at a price of $1.00 per share after the hold period expires on September 5, 2009 and at any time on or prior to the close of business on May 5, 2011. The Company also granted 491,099 Broker’s Warrants exercisable into Units at any time before May 5, 2011 with an exercise price of $0.65 per Unit. The Units have the same terms as those to be issued to the subscribers. Included in total issuance costs is a cash commission equal to 7% of the gross proceeds of the Offering.

On May 12, 2009, the Company issued to management, employees and directors, by way of non-brokered private placement, 699,955 Units at a price of $0.65 per Unit for gross proceeds of $454,970. Each Unit was comprised of one common share of the Company and one half of one share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at a price of $1.00 per share after the hold period expires on September 12, 2009 and at any time on or prior to the close of business on May 12, 2011.

Western Wind Energy Corp.
Notes to the interim consolidated financial statements
March 31, 2010
(Expressed in Canadian dollars)
(Unaudited)

9.	Warrants (continued)

On June 5, 2009 the Company issued 1,521,601 shares at a price of $0.89 per share for gross proceeds of $1,354,224, 760,801 warrants with a fair value of $346,017 and $263,948 (US$200,000) in cash in exchange for land located in the Tehachapi, CA. Each warrant entitles the holder to acquire one common share of the Company at a price of $1.00 per share at any time on or prior to the close of business on June 5, 2011.

(v)

On June 20, 2008, the Company issued 6,315,800 special warrants (the “Special Warrants”) through a private placement (“Offering”) at a price of $2.85 per Special Warrant. Each Special Warrant entitled the holder to acquire, for no additional consideration, 6,315,800 common shares (the “Common Shares”) and 3,157,900 common share purchase warrants (the “Warrants”). In conjunction with the Offering, the Company also issued 442,107 brokers’ warrants (the “Brokers’ Warrants”). Each Brokers’ Warrant may be exercised by the holder to acquire one Agents’ Unit at a price of $2.85 per Agents’ Unit until June 20, 2010. An Agents’ Unit comprises one common share and one-half of one Warrant. Each Warrant entitles the holder to acquire one common share at a price of $3.70 per share until June 20, 2010. On July 31, 2008, each Special Warrant and Brokers’ Warrant were converted to one common share and one half of one Warrant following the issue of a short-form prospectus to that effect.

Brokers’ Warrants have not been exercised as of March 31, 2010.

As the Company incurred losses for the three months ended March 31, 2010 and for the three months ended March 31, 2009, the stock options and share purchase warrants, as disclosed in Note 8 and in this note, were not included in the computation of loss per share as their inclusion would have been anti-dilutive.

10.	Related party transactions

(a)	The following expenses were accrued/paid to directors, officers, significant shareholders and the spouse of a director of the Company:

	Three months ended March 31,
	2010	2009
	$	$

Directors' fees	13,500	13,500
Consulting fees	322,746	456,136
Office & Secretarial	9,000	9,000
	345,246	478,636

(b)

As at March 31, 2010, the Company had an account receivable of $88,226 (2009 - $88,226) with a company that has a common director. The receivable has been outstanding for over a year and it is unlikely it will be paid in the foreseeable future so an allowance for the full amount has been provided.

(c)	As at March 31, 2010, the Company had an account receivable of $24,489 (December 31, 2009 - $12,395) from an officer and director of the Company.

(d)	As at March 31, 2010, the Company advanced directors fees of $4,500 (December 31, 2009 - $9,000).

Related party transactions are measured at the exchange amount, which is the consideration established and agreed to by the related parties in the normal course, unless otherwise noted.

Western Wind Energy Corp.
Notes to the interim consolidated financial statements
March 31, 2010
(Expressed in Canadian dollars)
(Unaudited)

11.	Commitments

		Within 1	2 to 3	4 to 5	More than
	Total	year	years	years	5 years
	$	$	$	$	$

Right of way agreement	828,387	82,839	165,677	165,677	414,194
Office leases	132,896	63,730	69,166	-	-
Management contract	172,463	172,463	-	-	-
	1,133,746	319,032	234,843	165,677	414,194

12.	Contingencies

(a)

As at March 31, 2010, the Company had two employees, and remunerates all officers, directors, and all other individuals by way of consulting fees. If certain of these individuals were deemed to be employees of the Company, as opposed to consultants, then the Company could be contingently liable for employer related withholdings and costs.

(b)

As at March 31, 2010, the Company has entered into conditional purchase agreements for land in Ontario, Canada for potential development of solar energy facilities. Under these agreements, the Company paid deposits of $46,000 which become nonrefundable when the Company obtains all Government, Local Authority, Utility and other contracts, agreements and approvals necessary to develop solar energy facilities. The following additional payments are contingent on the project development process as follows:

  $15,000 - $24,000 is payable for each property successfully rezoned for the Company’s intended use within approximately 8-12 months of the purchase and sale agreement date or the company waives such requirement;

  $25,000 is payable for each property if the Company is successful in obtaining all other contracts, agreements and approvals within approximately 24 months of the purchase and sale agreement date or the company waives such requirement; and

  The difference between the combined purchase price of $3,635,000 and the progress payments, as described above, would be due if the Company completes the purchase of the properties.

Title of the properties would not be transferred to the Company until the full purchase price has been paid.

13.	Economic dependence

The Company’s revenue-producing operations consist of generating wind energy in the State of California, U.S.A. The Company’s revenues are 100% derived from a single customer and are based on power purchase agreements signed between the parties.

Western Wind Energy Corp.
Notes to the interim consolidated financial statements
March 31, 2010
(Expressed in Canadian dollars)
(Unaudited)

14.	Financial instruments

(a)	Categories of financial assets and liabilities

Under Canadian GAAP, all financial instruments must initially be recognized at fair value on the balance sheet. The Company has classified each financial instrument into the following categories: held-for-trading assets and liabilities, loans and receivables, held-to-maturity investments, available-for-sale financial assets, and other financial liabilities. Subsequent measurement of the financial instruments is based on their classification.

Changes in unrealized gains and losses on held-for-trading financial instruments are recognized in earnings. Gains and losses on available-for-sale financial assets are recognized in other comprehensive income (“OCI”) and are transferred to earnings when the asset is disposed of or impaired. The other categories of financial instruments are recognized at amortized cost using the effective interest rate method. Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are added to or in the case of a liability deducted from the cost of the instrument at its initial carrying amount.

The Company has made the following classifications:

  Cash and restricted cash are classified as financial assets held-for-trading and are measured on the balance sheet at fair value;

  Accounts receivable are classified as loans and receivables and are initially measured at fair value and subsequent periodic revaluations are recorded at amortized cost using the effective interest rate method; and

  Accounts payable, accrued liabilities and loans payable (including current portion and accrued interest) are classified as other liabilities and are initially measured at fair value and subsequent periodic revaluations are recorded at amortized cost using the effective interest rate method.

The carrying values of cash, restricted cash, accounts receivable, accounts payable, accrued liabilities and loans payable approximate their fair value at March 31, 2010 and December 31, 2009 due to their short-term nature and management’s expectations that interest rates, if any, approximate current market conditions. The Company is exposed to credit related losses, which are minimized as all sales are made under contracts with a large utility customer. No reclassifications or derecognition of financial instruments occurred in the period.

The Company’s credit facilities, as described in Note 6, are comprised of senior secured loans and mortgages and, as such, the Company is exposed to interest rate risk. The Company mitigates this risk by fixing the interest rates upon the inception of the debt. The fair values of the loans approximate their book values, based on the Company’s current credit worthiness and prevailing market interest rates.

(b)	Derivative instruments and hedging activities

The Company does not utilize derivative instruments currently but may use them in the future to manage market risk against the volatility in commodity prices, foreign exchange rates and interest rate exposures. The Company’s policy is not to utilize derivative instruments for speculative purposes. The Company may choose to designate derivative instruments as hedges.

As at March 31, 2010, the Company does not have any outstanding contracts or financial instruments with embedded derivatives that require bifurcation.

Western Wind Energy Corp.
Notes to the interim consolidated financial statements
March 31, 2010
(Expressed in Canadian dollars)
(Unaudited)

15.	Financial instruments (continued)

(c)	Credit risk, liquidity risk, currency risk, interest rate risk and commodity price risk

The Company has limited exposure to credit risk, as the majority of its sales contracts are with a large utility customer, and the Company’s cash is held with major North American financial institutions. Historically, the Company has not had collection issues associated with its trade receivables and the aging of trade receivables is reviewed on a regular basis to ensure the timely collection of amounts owing to the Company. At March 31, 2010, less than 1% of the Company’s trade receivables were not current. The Company manages its credit risk by entering into sales agreements with credit worthy parties and through regular review of accounts receivable. The maximum credit exposure of the Company approximates the carrying value of cash, accounts receivable and taxes refundable. This risk management strategy is unchanged from the prior year.

The Company manages its liquidity risk associated with its financial liabilities (primarily those described in Note 6 and current liabilities) through the use of cash flow generated from operations, combined with strategic use of long term debt and issuance of additional equity, as required to meet the capital requirements of maturing financial liabilities. The contractual maturities of the Company’s long term financial liabilities are disclosed in Note 6, and remaining financial liabilities, consisting of accounts payable, are expected to be realized within one year.

As disclosed in Note 16, the Company does not have any financial covenants relating to its financial liabilities as at March 31, 2010. This risk management strategy is unchanged from the prior year.

The Company has substantial assets denominated in U.S. dollars related to its California and Arizona properties. Based upon the net assets of the Company’s self sustaining operations as at March 31, 2010, a 1% change in the Canadian dollar-U.S. dollar blended forward exchange rate, would result in a $76,000 impact to accumulated other comprehensive income (“AOCI”). The Company also has certain loans payable denominated in U.S. dollars in its integrated subsidiaries related to its California properties. Based upon the remaining payments at March 31, 2010, a 1% change in the Canadian dollar-U.S. dollar blended forward exchange rate, over the timing of the payments to be made by the Company, would result in a $3,000 impact to net income. This risk management strategy is unchanged from the prior year.

The Company generates revenue through variable price power purchase agreements with a California utility. The power rates reflect current oil and gas market prices and therefore the Company is exposed to commodity price risk. A 1% decrease, on an absolute basis, in the oil and gas market prices would result in reduced revenue, on an annual basis, of approximately $30,000. The Company manages this commodity price risk by monitoring the oil and gas futures market and by being prepared to convert the current variable price contracts to fixed price long term contracts if and when this is deemed to be necessary. This risk management strategy is unchanged from the prior year.

Cash and restricted cash are stated at amounts compatible with those prevailing in the market, are highly liquid, and are maintained with prime financial institutions for high liquidity.

Western Wind Energy Corp.
Notes to the interim consolidated financial statements
March 31, 2010
(Expressed in Canadian dollars)
(Unaudited)

15.	Financial instruments (continued)

(d)	Fair Value Hierarchy

Canadian GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Three levels of the fair value hierarchy are described below:

  Level 1 of the fair value hierarchy includes unadjusted quoted prices in active markets for identical assets and liabilities.

  Level 2 of the fair value hierarchy includes quoted prices in markets that are not active or model inputs that are observable either directly or indirectly.

  Level 3 of the fair value hierarchy includes prices or valuation techniques that require inputs that are not based on observable market data.

As of March 31, 2010

	Level 1	Level 2	Level 3	Total
	$	$	$	$

Cash	574,830	-	-	574,830
Restricted cash	2,543,554	-	-	2,543,554
	3,118,384	-	-	3,118,384

16.	Capital disclosures

The Company’s stated objective when managing capital (comprised of the Company’s debt and shareholders’ equity) is to utilize an appropriate amount of leverage to ensure that the Company is able to carry out its strategic plans and objectives. The Company’s success of this is monitored through comparison of debt to equity, which the Company believes is appropriate given the current economic conditions in the renewable energy sector, the Company’s growth phase, and the long-term nature of the Company’s assets. The Company’s current debt/equity ratio is calculated as follows:

	March 31,	December 31,
	2010	2009
	$	$

Total loans payable including current portion (Note 6)	2,224,742	329,096
Shareholders’ equity	25,922,492	24,843,162
Total debt and equity	28,147,234	25,172,258

Debt to equity ratio, end of period	0.09	0.01

The Company had no financial covenants that would have required compliance as at March 31, 2010.

Western Wind Energy Corp.
Notes to the interim consolidated financial statements
March 31, 2010
(Expressed in Canadian dollars)
(Unaudited)

17.	Change in estimate

In previous reporting periods, the Company depreciated its Mesa wind turbines and towers, meteorological towers, and other generating facilities and accreted the asset retirement obligation over the life of the previously existing right-of-way which was originally to expire on January 26, 2013. On September 21, 2009, the Company’s BLM right-of-way for its Mesa operations was extended to September 22, 2037, which extends the life of the meteorological towers, and other generating facilities by an additional 7 years and, therefore, these assets will be depreciated over a straight-line basis over this time frame. Management estimates the Mesa wind turbines will have another ten years of useful life but no net salvage value at that time and these assets are now depreciated on a straight-line basis over ten years. The Company also revised its estimate of total estimated cash flows to settle the asset retirement obligation to $820,000, anticipated to be paid upon expiration of the right-of-way.

These changes in accounting estimates have been applied prospectively effective July 1, 2009 with the effect of reducing the quarterly depreciation and accretion expense to US$188,824 and US$1,625, respectively. The decrease in asset retirement obligation has been recorded as a decrease in the cost of wind turbines and towers, meteorological towers, and other generating facilities.